United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of
the Securities Exchange Act of 1934.

Commission File Number: 000-30686

Leitch Technology Corporation
(Exact name of registrant as specified in its charter)

150 Ferrand Drive, Suite 700
Toronto, Ontario, M3C 3E5, Canada
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares
(Title of each class of securities covered by this form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

        Approximate number of holders of record as of the certification or notice date: 243.

        Pursuant to the requirements of the Securities Exchange Act of 1934, Leitch Technology Corporation has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 23, 2005
	By:	/s/ DAVID TOEWS Name: David Toews Title: Chief Financial Officer